Exhibit 99.1

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC. 130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

  All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Fourth Quarter and Year-End 2014 Results

Toronto, Ontario (February 19, 2015) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2014 and reviewed its operating, exploration and development activities.

“We produced 140,500 ounces of gold in 2014 at total cash costs of $703 per ounce. Despite lower production from the mill in 2014, our operating costs remained at the low end of our full year guidance, driven by another strong performance from our open pit, heap leach operation,” said John A. McCluskey, President and Chief Executive Officer.

“We are working through a lower grade, higher strip sequence of the open pit in 2015, though we expect higher grades and a lower strip ratio in 2016 to drive costs lower. Further, we expect our strong development pipeline to start delivering low cost production growth in the latter part of 2016. With approximately $360 million in cash and no debt, our development pipeline remains fully funded,” Mr. McCluskey added.

Fourth Quarter 2014 Highlights

Financial Performance

•    Sold 38,400 ounces of gold at an average realized gold price of $1,200 per ounce for quarterly revenues of $46.1 million

•    Reported strong operating cash flow, with cash from operating activities before changes in non-cash working capital of $11.8 million ($0.09 per share), and $15.8 million ($0.12 per share) after changes in non-cash working capital.

•    Realized a quarterly loss of $3.4 million ($0.03 per share) compared to loss of $5.3 million ($0.04 per share) in the fourth quarter of 2013. The loss was driven by a $2.7 million non-cash charge related to available-for-sale securities, and a $2.7 million unrealized foreign exchange loss

•    Reported cash and cash equivalents and short-term investments of $358.1 million as at December 31, 2014

Operational Performance

•    Produced 42,500 ounces of gold at a total cash cost of $748 per ounce of gold sold, and at an all-in sustaining cost of $996 per ounce of gold sold, in line with the Company’s annual guidance

•    Achieved record average quarterly crusher throughput of 18,300 tonnes per day (“tpd”) in the fourth quarter, above the annual budgeted rate of 17,700 tpd

•    Mined and stacked ore on the leach pad grading 0.90 g/t Au, 6% above annual budgeted grades, resulting in 47,700 contained ounces stacked on the leach pad in the fourth quarter

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

•	Continued development and mining activities at San Carlos and commenced processing of high grade ore through the modified mill circuit. Grades milled averaged 8.02 g/t Au during the quarter, above the average reserve grade for the underground San Carlos deposit

Full Year 2014 Highlights

Financial Performance

•	Sold 134,600 ounces of gold at an average realized price of $1,263 per ounce for revenues of $169.9 million

•	Realized a loss of $2.1 million ($0.02 per share) compared to earnings of $38.8 million ($0.30 per share) in 2013. Full-year earnings were impacted by a $4.7 million ($0.04 per share) foreign exchange loss, in addition to a $2.7 million ($0.02 per share) non-cash charge related to available-for-sale securities

•	Generated cash from operating activities before changes in non-cash working capital of $50.9 million ($0.40 per basic share) compared to $113.3 million ($0.89 per basic share) in 2013

•	Paid a total of $25.5 million in dividends to shareholders ($0.20 per basic share) and $3.2 million to buy back 351,502 shares pursuant to a normal course issuer bid. The Company has returned a total of $102 million in dividends and share buybacks to shareholders over the past four years

Operational Performance

•	Produced 140,500 ounces of gold at total cash costs (including royalties) of $703 per ounce of gold sold, at the low end of the Company’s full year guidance range of $700 to $740 per ounce

•	Achieved average crusher throughput of 17,200 tpd, below the Company’s annual guidance of 17,700 tpd, due to lower mill throughput in 2014

•	Mined and stacked ore on the leach pad grading 0.98 g/t Au for the year, 15% above annual budgeted grades

•	Commenced underground development and mining at San Carlos, and completed upgrades to the mill circuit

•	Commenced development of the El Victor and San Carlos open pits which are expected to provide approximately 25% of open pit material in 2015

•	Executed agreements to acquire the surface rights to the La Yaqui and Cerro Pelon satellite deposits

•	Entered into agreements to acquire water concessions sufficient for all future mining activities at the Esperanza Gold Project, representing a significant milestone towards preparation of the project permit applications

Subsequent to year-end

•	Released 2015 production guidance of 150,000 to 170,000 ounces of gold at total cash costs of $865 per ounce and all-in sustaining costs of $1,100 per ounce

•	Commenced exploration drilling at the La Yaqui satellite deposit

2 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Ounces produced	42,500	39,000	140,500	190,000
Ounces sold	38,400	42,198	134,600	198,198
Operating Revenues (000)	$46,062	$53,831	$169,938	$282,187
(Loss) Earnings before income taxes (000)	($3,203)	$6,627	$2,339	$79,504
(Loss) Earnings (000)	($3,367)	($5,274)	($2,126)	$38,792
(Loss) Earnings per share (basic)	($0.03)	($0.04)	($0.02)	$0.30
Cash flow from operating activities before changes in non-cash working capital (000)	$11,820	$12,737	$50,876	$113,279
Cash flow from operating activities (000)	$15,820	$15,086	$32,757	$86,627
Cash and short-term investments (000) (2)			$358,085	$417,455
Realized gold price per ounce	$1,200	$1,276	$1,263	$1,424
Average London PM Fix gold price per ounce	$1,201	$1,276	$1,266	$1,411
Total cash cost per ounce (1)	$748	$624	$703	$496
All-in sustaining cost per ounce (1)	$996	$921	$1,022	$772
All-in cost per ounce (1)	$1,309	$1,215	$1,311	$967

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at December 31, 2014 and December 31, 2013.

Fourth Quarter and Full Year 2014 Financial Results

The Company’s operating margins in the fourth quarter of 2014 were negatively impacted by a weaker gold price. The Company generated $11.8 million ($0.09 per share) cash from operating activities (before changes in non-cash working capital). Cash provided by operating activities of $15.8 million in the fourth quarter increased slightly relative to the same period of 2013 as a result of lower corporate administration and exploration costs, offset by lower gold prices. For the full year 2014, cash provided by operating activities decreased significantly due to lower production and a weaker gold price environment.

Earnings before income taxes of $2.3 million or $0.02 per share for the year compared to earnings of $79.5 million or $0.62 per basic share in 2013. On an after-tax basis, the Company recorded a loss in 2014 of $2.1 million or $0.02 per share compared to earnings of $38.8 million in 2013 as a result of lower gold sales and higher cash operating costs.

Capital expenditures in 2014 totaled $58.1 million. Sustaining capital spending in Mexico totaled $17.1 million in 2014, including $7.2 million on leach pad interlift liners and expansion of the ponds, $3.3 million of construction spending, $2.5 million for component changes, and $1.5 million on replacing the agglomerators. Sustaining capital of $17.1 million for the year was higher than the Company’s guidance of $13.2 million as a result of additional spending on the leach pad and agglomerators designed to benefit future mine operations. The Company expects 2015 sustaining capital to decrease to approximately $12.5 million.

3 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

In addition, development spending in Mexico totaled $38.9 million in 2014. This included $34.8 million at Mulatos focused on focused on underground development of the San Carlos deposit, waste removal at El Victor, and modifications to the mill circuit. In addition, construction of the bridge over the Mulatos River was completed before the onset of the rainy season in July, allowing for year-round access to San Carlos. The Company also invested $4.1 million at the Esperanza Gold Project advancing the EIA baseline study work. Capital expenditures in Turkey and Toronto were minimal in 2014.

Key financial highlights for the three months and years ended 2014 and 2013 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows for the three months and years ended 2014 and 2013 are presented at the end of this release in Table 2.

Fourth Quarter and Full Year 2014 Operating Results

In the fourth quarter of 2014, the Mulatos mine (“Mulatos”) produced 42,500 ounces of gold, bringing full year production to 140,500 ounces. Open pit, heap leach operations at Mulatos continue to meet expectations and remain the driver of the operation contributing strong production in the fourth quarter, and over 90% of production in 2014. Grades stacked were above budget for both the quarter and full year and helped offset lower than planned mill production.

Gold production for the 2014 year declined 26% from 2013 levels primarily due to lower mill throughput as the Company transitioned through three distinct sources of high grade mill feed. In the first quarter of 2014, the Company experienced a negative grade reconciliation from the Escondida high grade open pit. In the second and third quarters of the year, the Company mined the underground Escondida Deep deposit and processed less tonnes at lower grades than budgeted. In the fourth quarter of the year, mill throughput was lower than anticipated as mill upgrades were undertaken. The components required to upgrade the mill were received and installed in mid-November and the mill operated at targeted throughput rates through the end of December; however, recoveries were below expectations of 75%. Two factors have contributed to the lower recoveries: the current grind size of the San Carlos ore is larger than required to achieve design recoveries, and concentrate processing has been limited by capacity constraints at the intensive leach reactor (“ILR”). To address grind size, the Company will install a vertical grinding mill to complement the existing circuit. The Company expects that the new grinding mill will be installed and operational by the end of the second quarter, at a capital cost of approximately $1 million. Additionally, a second ILR is expected to be installed and operational by the end of March to alleviate the bottleneck in concentrate processing capacity. The current mill configuration is achieving recoveries of approximately 60%, with recoveries expected to improve to 75% with the installation of the vertical grinding mill.

Development of the San Carlos high grade underground deposit continued to be a primary focus during the fourth quarter. The Company advanced approximately 267 metres during the fourth quarter, with total development to date of 950 metres. The Company has developed three primary headings and commenced mining the first stope in the fourth quarter of 2014.

Total crusher throughput in the fourth quarter of 2014 averaged a record for Mulatos of 18,300 tpd, above the annual budgeted rate of 17,700 tpd. For the full year 2014, crusher throughput averaged 17,200 tpd. During the fourth quarter of 2014, mill throughput averaged 430 tpd. Mill

4 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

throughput was below expectations in the fourth quarter reflecting the above mentioned delays in the receipt of certain critical components and slower than anticipated commissioning.

The recovery ratio in the fourth quarter was 74% and averaged 65% for 2014. This was below the Company’s annual budget of 75% reflecting a lower than budgeted contribution of higher recovery mill production and lower than expected recoveries from the mill and leach pad in the fourth quarter. While the recovery ratio from the leach pad rebounded in the fourth quarter, it was lower than anticipated as the Company was unable to recover all of the deferred production from the third quarter by the end of 2014. As a result, some of the deferred production will be recovered in the first quarter of 2015 as solution inventory is drawn down to normal levels.

Cash operating costs of $639 per ounce of gold sold in 2014 were at the low end of the Company’s annual guidance range of $630 to $670 per ounce, and 50% higher than $426 per ounce reported in 2013. This increase is attributable to lower grades stacked on the leach pad, a higher cost per tonne of ore mined, as well as a lower proportion of high grade mill production which has a lower cost profile than open pit heap leach production. Including royalties, total cash costs were $703 per ounce of gold sold in 2014.

Key operational metrics and production statistics for the fourth quarter and full year 2014 compared to the same periods of 2013 are presented in Table 3 at the end of this press release.

Turkey Developments

The Company is awaiting a ruling from the Turkish High Administrative Court on the Ministry of Environment and Urbanization (the “Ministry”) and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the KirazlI main project due to the lack of cumulative impact assessment (“CIA”). The appeal decision remains pending, but is expected to be finalized within two to three months. In order to address the CIA requirements and concerns of the Court, the Company has prepared and submitted a CIA assessment for the KirazlI project, which has been approved by the Ministry and submitted to the High Court.

In January 2015, the Çanakkale Administrative Court in Turkey granted an injunction order against the Ministry’s approval of the EIA for the Company’s AğI DağI project. Similar to KirazlI, the basis for the injunction related to a lack of a CIA. The Ministry is expected to defend any challenges against its approval of the EIA. In parallel, the Company has completed a CIA for AğI DağI which has been submitted to the Ministry. With development of KirazlI planned first, the Company does not expect the injunction to impact the development timeline for AğI DağI.

Obtaining forestry and operating permits are the next steps in the permitting process. The Company remains confident that these permits will be granted. However, legal challenges have increased uncertainty of the expected timing for receipt of these permits. The Company expects first gold production from KirazlI within 18 months of receipt of the outstanding permits.

In 2014, total development expenditures in Turkey were $1.7 million, which was capitalized. Given the delay in receipt of key permits, the Company reduced its headcount early in 2014

5 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

and curtailed spending in Turkey. A full development budget for KirazlI and AğI DağI will be re-initiated once the required permits are received.

Fourth Quarter and Full Year 2014 Exploration Update

Total exploration expenditures in 2014 were $21.2 million primarily focused at Mulatos where exploration spending totaled $15.7 million. This included $10.9 million of drilling at San Carlos and Puerta del Aire which was capitalized. An additional $4.9 million spent at East Estrella, Escondida Deep, Realito and administration costs were expensed.

Mulatos

In 2014, exploration focused mainly on areas immediately adjacent to active mining. Three types of drilling were undertaken; tightly-spaced infill drilling to support underground mining, mineral reserve and resource drilling, and exploration drilling. Up to nine drill rigs, including two underground drill rigs were active at Mulatos during the year.

San Carlos remained the highest priority for exploration with approximately 16,484 metres (“m”) drilled during the fourth quarter and a total of 48,956m drilled during 2014. Approximately 40% of this meterage was tight-infill drilling to support underground mining operations and planning. The remainder was drilled as part of the ongoing exploration program to upgrade existing mineral resources and to extend the strike and dip of existing mineral resources.

During the year 5,457m of tight-infill drilling was undertaken at Escondida Deep to assist with underground mining operations. Approximately 7,300m of Exploration drilling was also undertaken in the Escondida Deep—Gap zone with the objective of defining additional high-grade mineralization.

Drilling at Puerto del Aire was designed to upgrade inferred mineral resources immediately adjacent to the pit and to test the presence of a high-grade zone of mineralization in the north-eastern section of the deposit. A total of 9,977m was drilled during 2014. Logging, sampling and analysis has indicated the presence of at least one high-grade breccia unit in this section of the deposit. Further analysis and modelling of the zone is underway and a follow-up drill program is planned for 2015.

A total of 4,454m was drilled at East Estrella during the year with the objective of extending and upgrading existing mineral resources.

Esperanza

The Company capitalized $4.1 million at the Esperanza Gold Project in 2014. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA. The Company is currently completing preparatory work for a planned geotechnical and exploration drill program in the first half of 2015.

In addition, the Company has now acquired water concessions sufficient for all future mining activities at the Esperanza Gold Project.

6 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

Quartz Mountain

In 2014, the Company invested $1.1 million at the Quartz Mountain project, which was expensed. The expanded 8,000m drill program commenced in the fourth quarter of 2014 and is expected to continue to mid-year 2015. Drilling has the dual objective of validating the existing resource and testing the new geological model.

Outlook

The Company anticipates producing between 150,000 and 170,000 ounces of gold in 2015 at cash operating costs of approximately $800 per ounce of gold sold, excluding royalties. Including royalties, and assuming a $1,200 gold price, total cash costs and all-in sustaining costs are expected to be approximately $865 and $1,100 per ounce of gold sold, respectively.

The Company is expecting higher production in 2015 relative to 2014 primarily reflecting a full year of high grade mill production from the San Carlos underground deposit. Underground mining at San Carlos will be conducted in a higher grade portion of the ore body providing high grade mill feed of 9.5 g/t Au in 2015, above the current mineral reserve grade of 7.0 g/t Au. Combined with mill throughput in 2015 of 550 tpd being more than double the 2014 rate, the Company expects stronger high grade mill production. While the Company is in the process of optimizing the high grade mill, including installation of a vertical grinding mill and second ILR, both throughput and recoveries are expected to be below budgeted levels.

Higher mill production in 2015 is expected to be offset by lower grades stacked on the heap leach pad of 0.80 g/t Au. This is slightly below the 0.85 g/t Au budgeted in 2014 and well below the realized grade of 0.98 g/t Au as the Company once again benefited from a positive grade reconciliation compared to the block model.

Higher cash operating cost guidance for 2015 compared to 2014 is attributable to three factors: lower grade for the ore stacked on the leach pad of 0.80 g/t Au in 2015; a higher waste-to-ore ratio; and increased haul distances as the El Victor and San Carlos pits become meaningful contributors of open pit, heap leach production.

As part of the long term mine plan, the Company will be working through a higher waste-to-ore ratio and lower open pit grade portion of the deposit in 2015. The 2015 waste-to-ore ratio of 1.27:1 is up significantly from 2014 but is expected to decrease to the current remaining life-of-mine waste-to-ore ratio 1.04:1 in 2016. The heap leach grade of 0.80 g/t Au is also down from 2014 but is expected to improve in 2016 to approach the current mineral reserve grade of 0.93 g/t Au.

The Company expects to continue generating sufficient cash flow to fund its sustaining and development capital spending and exploration budget at Mulatos in 2015 at a $1,200 per ounce gold price. The Company continues to operate Mulatos in a manner designed to optimize long-term economics. Costs will rise in the near term though are expected to improve as grades increase and the waste-to-ore ratio normalizes to life-of-mine levels beyond 2015.

Development spending at Mulatos in 2015 will be focused on further underground development of San Carlos, pre-stripping of the El Victor and San Carlos open pits and exploration and development of Cerro Pelon and La Yaqui. Mulatos will be further bolstered by the development of the Cerro Pelon and La Yaqui satellite deposits, the latter of which is

7 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

expected to start contributing low cost production growth in the fourth quarter of 2016. With Cerro Pelon and La Yaqui averaging double the 2015 budgeted grade, these deposits are expected to both increase production and drive costs substantially lower.

The Company’s mineral reserve and resource update will be released at the end of the first quarter of 2015. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the current life of the San Carlos high-grade deposit.

Gold production from the first of the Company’s Turkish projects, KirazlI, is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company continues to await a ruling from the Turkish High Administrative Court on the Ministry’s and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the KirazlI main project due to the lack of CIA. The appeal decision remains pending, but is expected to be finalized within two to three months. The Company remains confident that these permits will be granted. However, legal challenges have increased uncertainty of the expected timing for receipt of these permits.

Work in support of an EIA submission for the Esperanza Gold Project in 2015 is underway as well as completion of an internal feasibility study to further support development of the project. Drilling at the Quartz Mountain Property, focused on validating the existing mineral resources, commenced in the fourth quarter of 2014 and is expected to continue to the second quarter of 2015.

The Company’s financial position remains strong, with approximately $411.5 million in working capital and no debt. The Company is well positioned to pursue accretive opportunities and to deliver on its development project pipeline. However, the lower gold price environment further emphasizes the strategic importance of financial strength and flexibility and the Company is evaluating its capital allocation decisions accordingly.

Associated Documents

This press release should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2014 and December 31, 2013 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investors” section under “Reports and Financials”, and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Fourth Quarter and Year-End 2014 Results Conference Call

The Company’s senior management will host a conference call on Thursday, February 19, 2015 at 12:00 pm ET to discuss the fourth quarter and year-end 2014 financial results and update operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 340-8527 or (877) 677-0837 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

8 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

A playback will be available until March 5, 2015 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 2544182. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. Alamos has approximately $360 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of February 17, 2015, Alamos had 127,357,486 common shares outstanding (139,266,652 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

9 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i) Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Cash flow from operating activities – IFRS (000)	$15,820	$15,087	$32,757	$86,627
Changes in non-cash working capital (000)	4,000	2,350	(18,119)	(26,652)

Cash flow from operating activities before changes in non-cash working capital (000)	$11,820	$12,737	$50,876	$113,279

(ii) Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income.

10 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$26,575	$23,903	$85,942	$84,521
Inventory adjustments and period costs (000)	3,763	(2,725)	15,399	(1,804)

Total cost (000)	$30,338	$21,178	$101,340	$82,717
Tonnes Ore stacked / milled (000)	1,686.4	1,649.4	6,294.4	6,518.3

Total cost per tonne of ore	$17.99	$12.84	$16.10	$12.69

(iii) Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$26,575	$23,903	$85,942	$84,521
Divided by: Gold ounces sold	38,400	42,198	134,600	198,198

Total Cash operating costs per ounce	$692	$566	$639	$426

Mining and processing costs – IFRS (000)	$26,575	$23,903	$85,942	$84,521
Royalties – IFRS (000)	2,166	2,459	8,744	13,829

Total Cash costs (000)	$28,741	$26,362	$94,686	$98,350
Divided by: Gold ounces sold	38,400	42,198	134,600	198,198

Total Cash costs per ounce	$748	$624	$703	$496

(iv) All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

11 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
Mining and processing costs (000)	$26,575	$23,903	$85,942	$84,521
Royalties (000)	2,166	2,459	8,744	13,829
Corporate and administration (000) (1)	2,240	4,060	12,977	19,964
Share-based compensation (000)	117	(740)	1,136	3,204
Exploration costs (000) (2)	929	3,849	10,272	11,379
Reclamation cost accretion (000)	346	214	1,387	902
Sustaining capital expenditures (000)	5,865	5,106	17,080	19,118

	$38,238	$38,851	$137,538	$152,917
Divided by: Gold ounces sold	38,400	42,198	134,600	198,198

All-in sustaining cost per ounce	$996	$921	$1,022	$772

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v) All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q4 2014	Q4 2013	YTD 2014	YTD 2013
All-in sustaining cost (above)	$38,238	$38,851	$137,538	$152,917
Add: Development and expansion capital (000)	9,278	10,782	30,252	33,025
Add: Other development and exploration (000)	2,067	1,030	6,389	3,758
Add: Development project corporate and administration (000)	695	590	2,264	1,975

	50,278	51,253	176,443	191,675
Divided by: Gold ounces sold	38,400	42,198	134,600	198,198

All-in cost per ounce	$1,309	$1,215	$1,311	$967

(vi) Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

12 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

Table 1: Financial Highlights

	Q4 2014	Q4 2013	YTD 2014	YTD 2013	YTD 2012
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$11,820	$12,730	$50,876	$113,279	$178,534
Changes in non-cash working capital	$4,000	$2,357	($18,119)	($26,652)	$4,890
Cash provided by operating activities (000)	$15,820	$15,087	$32,757	$86,627	$183,424
(Loss) Earnings before income taxes (000)	($3,203)	$6,627	$2,339	$79,504	$166,925
(Loss) Earnings (000)	($3,367)	($5,274)	($2,126)	$38,792	$117,956
(Loss) Earnings per share
- basic	($0.03)	($0.04)	($0.02)	$0.30	$0.98
- diluted	($0.03)	($0.04)	($0.02)	$0.30	$0.98
Comprehensive income (000)	($1,909)	($6,078)	($1,874)	$38,763	$117,972
Weighted average number of common shares outstanding
- basic	127,357,000	127,709,000	127,388,000	127,340,000	119,861,000
- diluted	127,357,000	127,757,000	127,389,000	127,480,000	120,904,000
Assets (000) (3)			$879,511	$898,028	$753,856

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure in this press release for a description and calculation of this measure.
(3)	Assets are shown as at December 31, 2014, December 31, 2013 and December 31, 2012.

13 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive Income, and Cash Flows

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	December 31,	December 31,
	2014	2013
A S S E T S
Current Assets
Cash and cash equivalents	$353,293	$409,663
Short-term investments	4,792	7,792
Available-for-sale securities	2,201	1,896
Other financial assets	—	442
Amounts receivable	8,950	11,200
Income taxes receivable	15,534	—
Advances and prepaid expenses	4,750	9,068
Inventory	55,358	37,972

Total Current Assets	444,878	478,033
Non-Current Assets
Other non-current assets	5,861	2,696
Exploration and evaluation assets	220,132	214,387
Mineral property, plant and equipment	208,640	202,912

Total Assets	$879,511	$898,028
L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$33,389	$23,487
Income taxes payable	—	1,783

Total Current Liabilities	33,389	25,270
Non-Current Liabilities
Deferred income taxes	39,815	38,715
Decommissioning liability	22,302	21,406
Other liabilities	671	690

Total Liabilities	96,177	86,081

E Q U I T Y
Share capital	$509,068	$510,473
Warrants	21,667	21,667
Contributed surplus	26,202	24,236
Accumulated other comprehensive loss	(841)	(1,093)
Retained earnings	227,238	256,664

Total Equity	783,334	811,947

Total Liabilities and Equity	$879,511	$898,028

14 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the year ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
OPERATING REVENUES	$46,062	$53,831	$169,938	$282,187

MINE OPERATING COSTS
Mining and processing	26,575	23,903	85,942	84,521
Royalties	2,166	2,459	8,744	13,829
Amortization	11,139	11,247	42,970	56,488

	39,880	37,609	137,656	154,838

EARNINGS FROM MINE OPERATIONS	6,182	16,222	32,282	127,349
EXPENSES
Exploration	1,277	3,282	6,158	7,559
Corporate and administrative	2,935	4,650	15,241	21,939
Share-based compensation	117	(740)	1,136	3,204

	4,329	7,192	22,535	32,702

EARNINGS FROM OPERATIONS	1,853	9,030	9,747	94,647
OTHER INCOME (EXPENSES)
Finance income	550	797	2,839	3,131
Financing expense	(346)	(224)	(1,393)	(912)
Foreign exchange loss	(2,661)	(917)	(4,700)	(8,312)
Other loss	(2,599)	(2,059)	(4,154)	(9,050)

(LOSS) EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	(3,203)	6,627	2,339	79,504
INCOME TAXES
Current tax expense	(1,494)	(5,751)	(3,365)	(40,362)
Deferred tax recovery (expense)	1,330	(6,150)	(1,100)	(350)

(LOSS) EARNINGS FOR THE PERIOD	$(3,367)	$(5,274)	$(2,126)	$38,792
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(1,002)	(804)	(2,208)	(2,697)
- Unrealized loss on derivative contracts	(225)	—	(225)	—
- Impairment of available-for-sale securities	2,661	—	2,661	—
- Reclassification of realized losses (gains) on available-for-sale securities included in earnings	24	—	24	2,668

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(1,909)	$(6,078)	$(1,874)	$38,763

(LOSS) EARNINGS PER SHARE
– basic	$(0.03)	$(0.04)	$(0.02)	$0.30
– diluted	$(0.03)	$(0.04)	$(0.02)	$0.30

Weighted average number of common shares outstanding
- basic	127,357,000	127,709,000	127,388,000	127,340,000
- diluted	127,357,000	127,757,000	127,389,000	127,480,000

15 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the years ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
(Loss) Earnings for the period	$(3,367)	$(5,274)	$(2,126)	$38,792
Adjustments for items not involving cash:
Amortization	11,139	11,247	42,970	56,488
Financing expense	346	224	1,393	912
Unrealized foreign exchange loss (gain)	2,047	900	3,244	5,938
Deferred tax (recovery) expense	(1,330)	6,150	1,100	350
Share-based compensation	117	(740)	1,136	3,204
Loss on sale of securities	—	—	—	6,840
Impairment of securities	2,661	—	2,661	—
Other	207	230	498	755
Changes in non-cash working capital:
Fair value of forward contracts	225	—	225	—
Amounts receivable	(3,923)	(5,855)	(27,508)	(21,356)
Inventory	(1,093)	1,928	(17,758)	(2,797)
Advances and prepaid expenses	2,385	4,770	5,368	(4,311)
Accounts payable and accrued liabilities, and income taxes payable	6,406	1,507	21,554	1,812

	15,820	15,087	32,757	86,627

INVESTING ACTIVITIES
(Purchases) sales of securities	(1,578)	—	(1,754)	111,116
Short-term investments (net)	(4,792)	(4,104)	3,000	39,862
Contractor advances	50	(385)	(1,050)	(1,440)
Proceeds on sale of equipment	577	—	843	—
Acquisition of Esperanza	—	—	—	(44,663)
Acquisition of Orsa	—	—	—	(3,403)
Exploration and evaluation assets	(1,545)	(5,920)	(5,745)	(21,437)
Mineral property, plant and equipment	(15,494)	(11,575)	(52,341)	(38,295)

	(22,782)	(21,984)	(57,047)	41,740

FINANCING ACTIVITIES
Common shares issued	—	—	—	4,883
Shares repurchased and cancelled	—	—	(3,234)	(2,624)
Dividends paid	(12,736)	(12,770)	(25,471)	(25,519)

	(12,736)	(12,770)	(28,705)	(23,260)

Effect of exchange rates on cash and cash equivalents	(2,176)	(640)	(3,375)	(1,500)

Net increase (decrease) in cash and cash equivalents	(21,874)	(20,307)	(56,370)	103,607
Cash and cash equivalents—beginning of the period	375,167	429,970	409,663	306,056

CASH AND CASH EQUIVALENTS—END OF PERIOD	$353,293	$409,663	$353,293	$409,663

16 | ALAMOS GOLD INC

TRADING SYMBOL:   TSX:AGI      NYSE:AGI

Table 3: Production Summary & Statistics (1)

Production summary	Q1 2014	Q2 2014	Q3 2014	Q4 2014	YTD 2014	YTD 2013
Ounces produced (1)	37,000	33,000	28,000	42,500	140,500	190,000
Crushed ore stacked on leach pad (tonnes) (2)	1,483,500	1,580,200	1,495,000	1,647,000	6,205,700	6,329,000
Grade (g/t Au)	1.03	0.93	1.08	0.90	0.98	1.07

Contained ounces stacked	49,100	47,300	51,900	47,700	196,000	218,500
Crushed ore milled (tonnes)	30,100	6,800	12,500	39,300	88,700	189,300
Grade (g/t Au)	3.28	8.65	8.47	8.02	6.52	6.84

Contained ounces milled	3,200	1,900	3,400	10,100	18,600	41,600
Ratio of total ounces produced to contained ounces stacked and milled	71%	67%	51%	74%	65%	73%
Total ore mined (tonnes) (3)	1,748,000	2,105,000	1,713,000	1,730,000	7,296,000	7,029,000
Waste mined (tonnes)	950,000	1,580,000	1,004,000	1,054,000	4,588,000	3,385,000

Total mined (tonnes)	2,698,000	3,685,000	2,717,000	2,784,000	11,884,000	10,414,000
Waste-to-ore ratio	0.54	0.75	0.59	0.61	0.63	0.48
Ore crushed per day (tonnes) – combined	16,800	17,400	16,400	18,300	17,200	17,900

(1)	Reported gold production for Q4 2014 and YTD 2014 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.
(3)	Includes ore stockpiled during the period.

17 | ALAMOS GOLD INC